Exhibit 10.1

Maguire Properties, Inc.
333 S. Grand Avenue, Suite 400
Los Angeles, California 90071

April 28, 2006

Mr. William H. Flaherty
712 Millard Canyon Road
Altadena, CA 91001

Re: Second Amended and Restated Employment Terms

Dear Bill:

Maguire Properties, Inc. (the "REIT") and Maguire Properties, L.P. (the "Operating Partnership" and together with the REIT, the "Company") are pleased to offer you the position of Senior Vice President, Marketing of the REIT and the Operating Partnership on the terms set forth below, effective as of April 28, 2006 (the "Effective Date"). Effective as of the Effective Date, this letter (this "Letter") shall amend and restate in its entirety that certain amended and restated employment letter, dated May 1, 2004, between you and the Company (the "Original Letter").

1. **Position, Duties and Responsibilities**. As of the Effective Date, you will be employed as Senior Vice President, Marketing of the REIT and the Operating Partnership. In the capacity of Senior Vice President, Marketing, you will be responsible for creating and overseeing marketing strategies and branding initiatives, managing the Macquarie joint venture relationship and other potential future joint venture relationships, participating in analyst and investor calls, visits, tours, and events and in industry conferences to promote the Company, and developing market research reports of market/submarket activity for use in analyst and investor discussions. In addition to these core responsibilities, you may also be called upon to support leasing efforts, including with respect to the development and implementation of a vacant space program and/or a recruiting and training program. Your duties may be changed from time to time by the Company, consistent with your position. You will report to the Chief Executive Officer of the REIT or the Operating Partnership, as applicable, and will work at our principal offices located in downtown Los Angeles (or such other location in the Los Angeles area as the Company may utilize as its principal offices, including offices in Santa Monica), except for travel to other locations as may be necessary to fulfill your responsibilities. At the Company's request, you will serve the Company and/or its subsidiaries and affiliates in other offices and capacities in addition to the foregoing. In the event that you serve in any one or more of such additional capacities, your compensation will not be increased beyond that specified in this Letter. In addition, in the event your service in one or more of such additional capacities is terminated, your compensation, as specified in this Letter, will not be diminished or reduced in any manner as a result of such termination for so long as you otherwise remain employed under the terms of this Letter.

2. **Base Compensation**. During your employment with the Company, the Company will pay you a base salary of $300,000 per year, less payroll deductions and all required withholdings, payable in accordance with the Company's normal payroll practices and prorated for any partial month of employment. Your base salary may be subject to increase pursuant to the Company's policies as in effect from time to time.

3. **Annual Bonus**. During your employment with the Company, in addition to the base salary set forth above, you will be eligible to participate in the Company's incentive bonus plan applicable to similarly situated Senior Vice Presidents of the Company. The amount of your annual bonus will be based on the attainment of performance criteria established and evaluated by the Company in accordance with the terms of such bonus plan as in effect from time to time, provided that, subject to the terms of such bonus plan, your target annual bonus will be 60% of your annual base salary for such year.

4. **Acknowledgement of Restricted Stock Award and Cash Payment**. You and the Company hereby acknowledge that as of the date of the closing of the initial public offering of shares of the REIT's common stock (the "IPO Date"), the REIT granted you a number of shares of the REIT's common stock (the "Restricted Stock") equal to the quotient obtained by dividing (x) $500,000 by (y) the initial public officering price of a share of the REIT's common stock. The Restricted Stock was granted to you under the Amended and Restated 2003 Incentive Award Plan of Maguire Properties, Inc., Maguire Properties Services, Inc. and Maguire Properties, L.P. (the "Incentive Plan") at a purchase price of $0.01 per share and was vested in full as of the IPO Date. The terms and conditions of the Restricted Stock are set forth in a Restricted Stock Agreement, dated June 27, 2003, between you and the REIT. You and the Company further acknowledge that following the IPO Date, the Company paid you a lump-sum cash payment of $500,000, subject to payroll deductions and all required withholdings.

5. **Performance Award**. You and the Company hereby acknowledge that you and the Company have entered into that certain Performance Award Agreement, effective as of April 1, 2005 (the "Performance Award Agreement"), pursuant to which you were granted a "Performance Award" on the terms and conditions set forth therein. The Performance Award Agreement remains effective in accordance with its terms.

6. **Benefits and Vacation**. During your employment with the Company, you will be entitled to participate in all incentive, savings and retirement plans, practices, policies and programs maintained or sponsored by the Company from time to time (including, without limitation, any long-term incentive program adopted in connection with the Incentive Plan) which are applicable to other similarly situated Senior Vice Presidents of the Company, subject to the terms and conditions thereof. You will also be eligible for standard benefits, such as medical insurance, sick leave, vacations and holidays to the extent applicable generally to other similarly situated executives of the Company. During your employment with the Company, the Company will also reimburse you for the initiation fee and monthly dues actually incurred by you for membership in a golf or country club in the Southern California area, such club to be mutually agreed upon by you and the Company.

7. **Confidential and Proprietary Information**. As a condition of your employment with the Company, you agree that during the term of such employment and any time thereafter, you will not directly or indirectly disclose or appropriate to your own use, or the use of any third party, any trade secret or confidential information concerning the REIT, the Operating Partnership, Maguire Properties Services, Inc., a Maryland corporation, their respective subsidiaries or affiliates (collectively, the "Maguire Group") or their businesses, whether or not developed by you, except as it is required in connection with your services rendered for the Company. You further agree that, upon termination of your employment, you will not receive or remove from the files or offices of the Maguire Group any originals or copies of documents or other materials maintained in the ordinary course of business of the Maguire Group, and that you will return any such documents or materials otherwise in your possession. You further agree that, upon termination of your employment, you will maintain in strict confidence the projects in which any member of the Maguire Group is involved or contemplating.

8. **Non-Solicitation**. You further agree that during the term of such employment and for one year after your employment is terminated, you will not directly or indirectly solicit, induce, or encourage any employee, consultant, agent, customer, vendor, or other parties doing business with any member of the Maguire Group to terminate their employment, agency, or other relationship with the Maguire Group or such member or to render services for or transfer their business from the Maguire Group or such member and you will not initiate discussion with any such person for any such purpose or authorize or knowingly cooperate with the taking of any such actions by any other individual or entity.

9. **At-Will Employment**. Your employment with the Company is "at-will," and either you or the Company may terminate your employment for any reason whatsoever (or for no reason) by giving 30 days prior written notice of such termination to the other party. This at-will employment relationship cannot be changed except in a writing signed by you and an authorized representative of the Company.

10. **Obligations of the Company Upon Termination**.

a. **Non-Cause Termination**. Except in the case of an Enhanced Severance Termination as set forth in Section 10.b below, should the Company terminate your employment without "cause" (as defined below), then, in addition to any other amounts payable to you through the date of termination of your employment, the Company will pay you an aggregate amount (the "Basic Severance Amount") equal to the sum of (x) 100% of your then current annual base salary, plus (y) 100% of your target annual bonus (assuming that you had remained employed) for the year in which the termination of employment occurs; provided, however, that in no event shall you or your estate or beneficiaries be entitled to all or any portion of the Basic Severance Amount in the event of any termination of your employment by reason of your total and permanent disability or your death. If payable to you, the Company shall pay you the Basic Severance Amount in a single lump-sum payment on the 10th business day after the date of termination.

b. **Enhanced Severance Termination.** In connection with entering into this Letter, you have agreed to accept a change of responsibilities with the Company from that originally contemplated under the Original Letter. You and the Company recognize that this change creates considerable uncertainties and may not ultimately workout, so to create the incentive for you to accept this new role with the Company, the parties have agreed to a unique severance arrangement as set forth in this Section 10.b. In the event that the Company shall terminate your employment without "cause" (as defined below) prior to the earliest to occur of (i) the date on which all or any portion of the Performance Award becomes vested, (ii) the Change in Control Date (as defined in the Performance Award Agreement), (iii) March 31, 2010, and (iv) such other date on which the Performance Award otherwise expires, terminates, is forfeited or may no longer become vested in whole or in part, then, in lieu of the Basic Severance Amount, the Company will pay you a severance payment equal to $2,500,000 (the "Enhanced Severance Amount") in the form of a single lump-sum payment on the 10th business day after the date of termination; provided, however, that in no event shall you or your estate or beneficiaries be entitled to all or any portion of the Enhanced Severance Amount in the event of any termination of your employment by reason of your total and permanent disability or your death.

c. **Six Month Delay; Separation From Service**. Notwithstanding anything to the contrary in this Letter, no amounts shall be paid to you under this Section 10 during the six-month period following your separation from service with the Company unless the Company determines, in its good faith judgment, that paying such amounts at the time or times indicated in this Section would not cause you to incur an additional tax under Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"). If the payment of any such amounts are delayed as a result of the previous sentence, then on the first day following the end of such six-month period, the Company will pay you a lump-sum amount equal to the cumulative amount that would have otherwise been payable to you during such six-month period. Notwithstanding anything to the contrary in this Section 10, in no event will you receive any of the severance payments hereunder in the event that your termination of employment is not a "separation from service" within the meaning of Section 409A(a)(2)(A)(i) of the Code.

d. **Definition of "Cause."** For purposes of this Letter, the existence of "cause" for termination will be determined in the reasonable discretion of the Company, and will include, without limitation, the following: (a) material failure by you to exercise a reasonable level of skill and efficiency in performing your duties or responsibilities; (b) misconduct by you which injures the general reputation of any member of the Maguire Group or interferes with contracts or operations of any member of the Maguire Group; (c) your conviction of a felony or any crime involving moral turpitude; (d) fraud, misrepresentation, or breach of trust by you in the course of your employment which adversely affects any member of the Maguire Group; or (e) a material breach of your covenants set forth in Section 7 or 8 above. Your right to receive the severance payments set forth in this Section 10 is conditioned on and subject to your execution and non-revocation of a general release of claims against the Maguire Group, in a form reasonably acceptable to the Company. The severance payments set forth in this Section 10 comprise your complete and exclusive rights to payments, if any, in connection the termination of your employment, it being acknowledged and agreed that no rights or claims to other severance payments or other compensation of any kind, including without limitation, the Performance Award, shall survive the termination of employment.

11. **Company Rules and Regulations**. As an employee of the Company, you agree to abide by Company rules and regulations as set forth in the Company's Employee Handbook or as otherwise promulgated.

12. **Payment of Financial Obligations**. The payment or provision to you by the Company of any remuneration, benefits or other financial obligations pursuant to this Letter will be allocated to the Operating Partnership, the REIT and, if applicable, any subsidiary and/or affiliate thereof in accordance with the Employee Sharing and Expense Allocation Agreement, by and between the REIT, the Operating Partnership, and Maguire Properties Services, Inc., as in effect from time to time.

13. **Code Section 409A**. Certain amounts payable under this Letter may constitute "nonqualified deferred compensation" within the meaning of Section 409A of the Code. To the extent that any amounts payable under this Letter constitute "nonqualified deferred compensation," this Letter and such amounts are intended to comply with the requirements of Section 409A of the Code, and this Letter shall be interpreted, construed and administered in a manner that satisfies the requirements of Section 409A of the Code and Treasury regulations and other interpretive guidance issued thereunder. Notwithstanding any provision of this Letter to the contrary, in the event that the Company determines that any amount payable hereunder may constitute "nonqualified deferred compensation" within the meaning of Section 409A of the Code, the Company may adopt such amendments to this Letter or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Company determines are necessary or appropriate to (a) exempt the amounts and benefits provided hereunder from Section 409A of the Code and/or preserve the intended tax treatment of such amounts or benefits, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance.

14. **Withholding**. The Company may withhold from any amounts payable under this Letter such Federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

15. **Entire Agreement**. As of the Effective Date, this Letter and the employment terms set forth herein comprise the final, complete and exclusive agreement between you and the Company with respect to the subject matter hereof and replace and supersede any and all other agreements, offers or promises, whether oral or written, made to you by any member of the Maguire Group, any entity (a "Predecessor Employer") whose business or assets any member of the Maguire Group succeeded to in connection with the initial public offering of the common stock of the REIT or the transactions related thereto, or any officer, employee or other representative of the Maguire Group or a Predecessor Employer (including, without limitation, the Original Letter). You agree that any such agreement, offer or promise between you and any member of the Maguire Group, any Predecessor Employer, or any officer, employee or other representative of the Maguire Group or a Predecessor Employer is hereby terminated and will be of no further force or effect, and you acknowledge and agree that upon your execution of this Letter, you will have no right or interest in or with respect to any such agreement, offer or promise.

16. **Proof of Right to Work**. As required by law, this offer of employment is subject to satisfactory proof of your right to work in the United States.

[*SIGNATURE PAGE FOLLOWS*]

Please confirm your agreement to the foregoing by signing and dating the enclosed duplicate original of this Letter in the space provided below for your signature and returning it to Mark Lammas. Please retain one fully-executed original for your files.

Sincerely,

Maguire Properties, Inc.,
a Maryland corporation

By: */s/ Robert F. Maguire III*
Name: Robert F. Maguire III
Title: Chairman and Chief Executive Officer

Maguire Properties, L.P.,
a Maryland limited partnership

By: Maguire Properties, Inc.
Its: General Partner

By: */s/ Robert F. Maguire III*
Name: Robert F. Maguire III
Title: Chairman and Chief Executive Officer

Accepted and Agreed,
this ----28th day of April, 2006.

By: */s/ William H. Flaherty*
     William H. Flaherty